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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                        Commission File Number 000-32737

                           NOTIFICATION OF LATE FILING

|_| Form 10-K       |_| Form 11-K        |_| Form 20-F          |X| Form 10-Q
|_| Form N-SAR

         FOR PERIOD ENDED: SEPTEMBER 30, 2008
                           ------------------

|_| Transition Report on Form 10-K        |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F        |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                  Voyager Petroleum, Inc.
Former name if applicable
Address of principal executive office    123 East Ogden Avenue, Suite 102A
City, state and zip code                 Hinsdale, IL 60521

                                     PART II

                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         |    (a)    The reasons described in reasonable detail in Part III of
         |           this form could not be eliminated without unreasonable
         |           effort or expense;
         |
         |    (b)    The subject annual report, semi-annual report, transition
         |           report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion
         |           thereof will be filed on or before the 5th calendar day
|X|      |           following the prescribed due date; or the subject quarterly
         |           report or transition report on Form 10-Q, or portion
         |           thereof will be filed on or before the fifth calendar day
         |           following the prescribed due date; and
         |
         |    (c)    The accountant's statement or other exhibit required by
         |           Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. The Company's Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Sebastien C. DuFort                  (630)                     325-7130
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        (Name)                       (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                             Voyager Petroleum, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2008                              By: /s/ Sebastien C. DuFort
                                                         -----------------------
                                                          Sebastien C. DuFort
                                                          President